February 1, 2013

Ms. Suying Li
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          AMCOL International Corporation (“AMCOL”)
Item 4.02 Form 8-K (the “Form 8-K”)
Filed January 25, 2013
File No. 001-14447

Dear Ms. Li:

This letter sets forth our response to the Staff’s comment letter dated January 25, 2013.  We have reproduced the Staff’s comment and indicated our response thereafter.  We have reviewed this response with our independent registered public accounting firm and legal counsel.

Comment: Please amend your filing to provide description of the facts underlying the conclusion.  In that regard describe the nature of “Initial Errors” and “Supplemental Errors” detected and the effect of the correction on each financial statement line item and their impact on the income statement and balance sheet line items.  Refer to Item 4.02(a)(2) of Form 8-K for further guidance.

Response: Today we filed an Amendment to our Form 8-K.  The Form 8-K/A provides more details regarding the facts underlying our conclusions regarding the reliability of certain of our financial statements, as well as additional information regarding the nature of the Initial Errors and Supplemental Errors. Pursuant to your request, the Form 8-K/A contains information regarding the financial statement line items impacted by the Supplemental Errors.

The undersigned, on behalf of AMCOL, acknowledges that:

•	AMCOL is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AMCOL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

/s/ Donald W. Pearson
Donald W. Pearson
Chief Financial Officer